July 5, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Application for Withdrawal of Registration Statement on Form S-1  (Registration No. 333-218505)

Ladies and Gentlemen:

NioCorp Developments Ltd., a British Columbia corporation (the “Company”), hereby requests that its Registration Statement on Form S-1 (Registration No. 333-218505), originally filed with the Securities and Exchange Commission (the “Commission”) on June 5, 2017 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

On May 16, 2017, the Company entered into an underwriting agreement (the “Underwriting Agreement”), subject to regulatory approval, pursuant to which the underwriter agreed to purchase, on a bought deal short form prospectus basis, units (“Units”) of the Company (the “Private Placement”). Each Unit was to consist of one Common Share of the Company (collectively, the “Common Shares”) and one transferable Common Share purchase warrant (collectively, the “Warrants”). The Common Shares and Warrants to be issued in the Private Placement were to be issued to investors pursuant to the exclusion from the registration requirements of the Securities Act provided by Regulation S under the Securities Act. Pursuant to the Underwriting Agreement, the Company filed the Registration Statement to register the resale of the Common Shares and Warrants by shareholders participating in the Private Placement.

Subsequent to the filing of the Registration Statement and prior to the closing of the Private Placement, the parties to the Underwriting Agreement mutually agreed to terminate that agreement as a final prospectus could not be receipted until the Company’s NI 43-101 technical report detailing the results of the Company’s Elk Creek Project Feasibility Study was filed. Because the Private Placement was terminated, the Registration Statement that was filed to register the resale of securities to be sold in the Private Placement is no longer required.

No securities were sold in the Private Placement or pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please telephone Neal Shah, Chief Financial Officer of the Company, at (720) 639-4647 or Andrew C. Thomas of Jones Day at (216) 586-3939.

Very truly yours,

NIOCORP DEVELOPMENTS LTD.

By:	/s/ Neal Shah
Name: Neal Shah
Title: Chief Financial Officer

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